# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kiniksa Pharmaceuticals International, plc, CIK 0001730430
CUSIP: G52694109
Title of class of securities: Class A Ordinary Shares, nominal value $0.000273235 per share
Address of issuer's principal executive offices: 105 PICCADILLY, SECOND FLOOR, LONDON, United Kingdom (X0), W1J 7NJ
Date of event which requires filing of this statement: 05/21/2026
Amends the filing with accession number 0001144204-18-031986
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,231,181; shared voting power 0; sole dispositive power 3,231,181; shared dispositive power 0; aggregate amount beneficially owned 3,231,181 (6.9% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,231,181; shared voting power 0; sole dispositive power 3,231,181; shared dispositive power 0; aggregate amount beneficially owned 3,231,181 (6.9% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,253,341; shared voting power 0; sole dispositive power 3,253,341; shared dispositive power 0; aggregate amount beneficially owned 3,253,341 (7% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,253,341; shared voting power 0; sole dispositive power 3,253,341; shared dispositive power 0; aggregate amount beneficially owned 3,253,341 (7% of the class)
- FBB3 LLC (CIK 0001625395): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,320; shared voting power 0; sole dispositive power 7,320; shared dispositive power 0; aggregate amount beneficially owned 7,320 (0.02% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, nominal value $0.000273235 per share
Name of issuer: Kiniksa Pharmaceuticals International, plc
Address of issuer's principal executive offices: 105 PICCADILLY, SECOND FLOOR, LONDON, United Kingdom (X0), W1J 7NJ
Comment:
This Amendment No. 6 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker, Felix J. Baker and FBB3 LLC ("FBB3") (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On May 21, 2026, Kiniksa Pharmaceuticals International, plc (the "Issuer") and the Adviser on behalf of the Funds entered into a Deed of Waiver (the "Deed") according to which the Adviser on behalf of the Funds irrevocably and unconditionally waived the Funds' right to convert the Class A1 ordinary shares of the Issuer ("Class A1 ordinary shares") and Class B1 ordinary shares of the Issuer ("Class B1 ordinary shares") held by the Funds into Class A ordinary shares of the Issuer ("Class A ordinary shares") or Class B ordinary shares of the Issuer ("Class B ordinary shares") to the extent that, immediately prior to or following the exercise of such conversion, the Funds (together with their direct or indirect affiliates, any person or entity who could be deemed to be acting as a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") together with the Funds or any of their affiliates, and any other persons or entities whose beneficial ownership of the Issuer's ordinary shares would or could be aggregated with the Funds' and/or any of their affiliates' for purposes of Section 13(d) or Section 16 of the Exchange Act) would beneficially own more than 49.9% of the outstanding voting rights in the Issuer. The Issuer agreed pursuant to the Deed not to effect the putative exercise of any conversion rights of the Funds' Class A1 ordinary shares or Class B1 ordinary shares if the purpose or effect of such conversion would be to circumvent this waiver. Additionally, the Adviser on behalf of the Funds agreed that the Funds would not transfer their Class A1 ordinary shares or Class B1 ordinary shares to an affiliate unless the transferee first entered into a deed of adherence to the Deed or a similar arrangement with restrictions substantially similar to those contained in the Deed.

The foregoing description of the Deed does not purport to be complete and is qualified in its entirety by reference to the full text of the Deed, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of Class A ordinary shares of the Issuer or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including Class A ordinary shares (by means of open market purchases, privately negotiated purchases, conversion of Class A1 ordinary shares and Class B1 ordinary shares, subject to the terms of the Deed, or otherwise, exercise of some or all of the Share Options to purchase Class A ordinary shares of the Issuer, or to dispose of some or all of the securities of the Issuer, including Class A ordinary shares, under their control. Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 4 is incorporated by reference herein.

Item 5 of Schedule 13D is supplemented and amended, as the case may be, as follows:

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 6 are incorporated herein by reference. The information in Item 5(b) below is incorporated herein by reference. The direct holdings of the Funds are detailed in Exhibit 99.1 and such information is incorporated herein by reference. In addition to the direct holdings of the Funds, which may be deemed to be beneficially owned by each of the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker, the beneficial ownership of the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker reported herein includes 181,591 vested non-qualified options exercisable for 181,591 Class A ordinary shares ("Share Options"), 12,546 Class A ordinary shares received from the vesting of restricted stock units (each an "RSU") and 2,799 Class A ordinary shares issuable upon the vesting of RSUs received by each of Felix J. Baker, a managing member of the Adviser GP and Dr. Stephen R. Biggar, a full-time employee of the Adviser, as compensation for their service on the Board, as well as 33,356 vested Share Options, 1,577 Class A ordinary shares received from the vesting of RSUs and 2,799 Class A ordinary Shares issuable upon vesting of RSUs received by M. Cantey Boyd as compensation for her service on the Board. In addition, the beneficial ownership of Julian C. Baker includes 14,840 Class A ordinary shares directly held by Julian C. Baker and the beneficial ownership of Felix J. Baker includes 14,840 Class A ordinary shares directly held by Felix J. Baker. The beneficial ownership of each of Julian C. Baker and Felix J. Baker includes 7,320 Class A ordinary shares held by FBB3.

The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 46,303,276 Class A ordinary shares outstanding as of April 24, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on April 28, 2026, and the denominator for the calculation of the percentage of beneficial ownership for each of the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker also includes 181,591 vested Share Options exercisable for 181,591 Class A ordinary shares, and 2,799 Class A ordinary shares issuable upon the vesting of RSUs received by each of Felix J. Baker, a managing member of the Adviser GP and Dr. Stephen R. Biggar, a full-time employee of the Adviser, as compensation for their service on the Board, as well as 33,356 vested Share Options, and 2,799 Class A ordinary Shares issuable upon vesting of RSUs received by M. Cantey Boyd as compensation for her service on the Board. Set forth in Exhibit 99.1 is the aggregate number of Class A ordinary shares, Class A1 ordinary shares and Class B1 ordinary shares directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker.
Number of shares as to which each person has sole or shared power to vote or dispose:
Items 7 through 10 of each of the cover pages of this Amendment No. 6 are incorporated herein by reference and the information in Item 5(a) above is incorporated herein by reference.

The Class A1 ordinary shares of the Issuer are non-voting and convert at any time at the election of the holder without additional consideration to Class A ordinary shares on a 1-for-1 basis subject to limitations on conversion as described below and as set forth in the Deed. The Class A1 ordinary shares are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof, together with their affiliates and any members of a Section 13(d) of the Exchange Act group with the holders or any of their affiliates, would not beneficially own, for purposes of Rule 13d-3 under the Exchange Act, in excess of 4.99% of the outstanding Class A ordinary shares or any other class of equity security that is registered pursuant to Section 12 of the Exchange Act. As a result of this restriction, the number of Class A ordinary shares that may be issued on conversion of the Class A1 ordinary shares by the holders may change depending upon changes in the number of outstanding Class A ordinary shares. A holder of Class A1 ordinary shares may increase, decrease or waive this limitation on beneficial ownership by providing the Issuer with 61-days' notice. The Class A1 ordinary shares have no expiration date.

The Class B1 ordinary shares of the Issuer are non-voting and convert at any time at the election of the holder to either Class B ordinary shares or Class A ordinary shares, without additional consideration and on a 1-for-1 basis, subject to limitations on conversion as described below and as set forth in the Deed. The Class B1 ordinary shares are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof together with their affiliates and any member of a Section 13(d) of the Exchange Act group with the holders or any of their affiliates, would not beneficially own, for purposes of Rule 13d-3 under the Exchange Act, in excess of 4.99% of the outstanding Class A ordinary shares or any other class of equity security that is registered pursuant to Section 12 of the Exchange Act. As a result of this restriction, the number of Class A ordinary shares that may be issued on conversion of the Class B1 ordinary shares by the holders may change depending upon changes in the outstanding number of Class A ordinary shares. A holder of Class B1 ordinary shares may increase, decrease or waive this limitation on ownership by providing the Issuer with 61-days' notice. The Class B1 ordinary shares have no expiration date. The Class B ordinary shares have 10 votes per share while the Class A ordinary shares have 1 vote per share. Each Class B ordinary share is convertible at any time at the election of the holder into one Class A ordinary share or one Class B1 ordinary share. Each Class B1 ordinary share automatically converts into one Class A ordinary share upon transfer, except for transfers to or between affiliated holders.

The Class A1 ordinary shares and Class B1 ordinary shares are not currently convertible due to the effect of the above referenced beneficial ownership limitations.

Without any limitation on conversion of the Class A1 ordinary shares and Class B1 ordinary shares, the Reporting Persons may be deemed beneficial owners of a combined total of 32,107,763 Class A ordinary shares, representing approximately 42.5% of total outstanding Class A ordinary shares, assuming that only shares of Class A1 ordinary shares and Class B1 ordinary shares held by the Funds are converted.

Felix J. Baker, a managing member of the Adviser GP, and Dr. Stephen R. Biggar and M. Cantey Boyd, full-time employees of the Adviser, serve on the Board. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service. Felix J. Baker, Dr. Biggar and M. Cantey Boyd have no voting or dispositive power and no pecuniary interest in the Share Options or any other securities received as compensation for their Board service. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Share Options, Class A ordinary shares received from vesting of RSUs or Class A ordinary shares received from the exercise of Share Options held by Felix J. Baker, Dr. Biggar and M. Cantey Boyd.

In conjunction with their service on the Board, Felix J. Baker and Dr. Biggar each hold 18,760 vested Share Options with an exercise price of $18.00 per Class A ordinary share, which expire on May 22, 2028, 18,760 vested Share Options with an exercise price of $15.47 per Class A ordinary share, which expire on May 28, 2029, 18,760 vested Share Options with an exercise price of $25.48 per Class A ordinary share, which expire on June 29, 2030, 33,237 vested Share Options with an exercise price of $14.33 per Class A ordinary share, which expire on June 28, 2031, 30,000 vested Share Options with an exercise price of $9.88 per Class A ordinary share, which expire on June 28, 2032, 26,236 vested Share Options with an exercise price of $15.19 per Class A ordinary share, which expire on June 5, 2033, 19,040 vested Share Options with an exercise price of $19.71 per Class A ordinary share, which expire on June 4, 2034 and 16,798 Share Options vesting within 60 days of the date of this filing with an exercise price of $29.11 per Class A ordinary share, which expire on June 2, 2035.

In conjunction with her service on the Board, M. Cantey Boyd holds 28,384 Share Options with an exercise price of $24.48 per Class A ordinary share that expire on October 3, 2034. Of these 28,384 Share Options: 14,981 are vested as of the date of this filing; 1,577 vest within 60 days of the date of this filing; and the remaining 11,826 Share Options vest in equal monthly installments beginning on August 4, 2026 and continuing through October 4, 2027. In conjunction with her service on the Board M. Cantey Boyd also holds 16,798 Share Options vesting within 60 days of the date of this filing with an exercise price of $29.11 per Class A ordinary share, which expire on June 2, 2035.

In conjunction with their service on the Board, Felix J. Baker and Stephen R. Biggar each hold 12,546 Class A ordinary shares received from the vesting of RSUs and Felix J. Baker, Stephen R. Biggar and M. Cantey Boyd each hold 2,799 Class A ordinary shares issuable upon the vesting of 2,799 RSUs vesting within 60 days of the date of this filing.

Also in conjunction with her service on the Board, M. Cantey Boyd holds 4,730 RSUs, 1,577 of which are vested as of the date of this filing, and 1/3 of which vest on each annual anniversary of the grant date.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

FBB3 directly holds 7,320 Class A ordinary shares. Julian C. Baker and Felix J. Baker are the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3. Julian C. Baker and Felix J. Baker beneficially own the 7,320 Class A ordinary shares held by FBB3 as a result of their ability to veto distributions.

Julian C. Baker and Felix J. Baker each beneficially own 14,840 Class A ordinary shares.
Transactions in the class effected during the past sixty days: (c) There were no transactions in Class A ordinary shares effected by the Reporting Persons during the sixty days preceding the filing of this statement.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Deed is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Holding by the Funds in Securities of the Issuer

99.2 Deed of Waiver by and between Kiniksa Pharmaceuticals International, plc and Baker Bros. Advisors LP, dated as of May 21, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on May 26, 2026).

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner Scott L. Lessing/ President (05/26/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (05/26/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (05/26/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (05/26/2026)
- FBB3 LLC: /s/ Julian C. Baker, Manager (05/26/2026)